Exhibit 99.1

B.O.S. Better Online Solutions Reports Financial
Results for the First Quarter ended March 31, 2017

Net profit of $147,000 for the First Quarter and outlook of $500,000 in year 2017

RISHON LEZION, Israel, May 25, 2017 (GLOBE NEWSWIRE) - B.O.S. Better Online Solutions Ltd. (the “Company”, “BOS”) (Nasdaq: BOSC), a leading Israeli provider of RFID and Mobile solutions and a global provider of Supply Chain solutions to enterprises, today reported its financial results for the First quarter ended March 31, 2017.

Yuval Viner, CEO, stated: “We ended the first quarter with a $147,000 net profit, compared to net profit of $220,000 in the comparable quarter last Year. On annual basis, we anticipate growth in net income from $360,000 in year 2016 to $500,000 in year 2017 and we expect for growth in 2017 revenues as compared to year 2016.

In the beginning of 2016, we concluded the acquisition of the business operations of iDnext and its subsidiary, Next-Line, which seems to be in line with our initial expectation. While we continue with the integration of this acquisition, we also look for growing opportunities organically and through M&A.”

BOS will host a conference call on Thursday, May 25, 2017 at 11a.m. EDT - 5:00 p.m., Israel Time. A question-and-answer session will follow management’s presentation. To access the conference call, please dial one of the following numbers:

US: +1-888-281-1167, International: +972-3-9180644.

For those unable to listen to the live call, a script of the call will be available the next day after the call on BOS’s website, at: http://www.boscorporate.com

About BOS

B.O.S. Better Online Solutions Ltd. (BOSC) is a leading Israeli provider of RFID and Mobile solutions and a global provider of Supply Chain solutions to enterprises. BOS’ RFID and Mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware and industry-specific software applications. The Company’s Supply Chain division provides electronic components consolidation services to the aerospace, defense, medical and telecommunications industries as well as to enterprise customers worldwide. For more information, please visit: www.boscorporate.com.

For more information:

Eyal Cohen

CFO

+972-542525925

Use of Non-GAAP Financial Information

BOS reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS.  These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS’s periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

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CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2017	2016	2016
	(Unaudited)		(Audited)

Revenues	$7,064	$8,067	$27,427
Cost of revenues	5,616	6,516	22,112
Gross profit	1,448	1,551	5,315

Operating costs and expenses:
Sales and marketing	814	791	3,111
General and administrative	396	458	1,498
Total operating costs and expenses	1,210	1,249	4,609

Operating Income	238	302	706
Financial expenses, net	(91)	(82)	(339)
Income before taxes on income	147	220	367
Taxes on income	-	-	7
Net income	147	220	360

Basic and diluted net income per share	$0.05	$0.09	$0.14
Weighted average number of shares used in computing basic net income per share	2,997	2,379	2,587
Weighted average number of shares used in computing diluted net income per share	2,997	2,379	2,593

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CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	March 31, 2017	December 31, 2016
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,026	$1,286
Restricted bank deposits	197	196
Trade receivables	9,446	7,928
Other accounts receivable and prepaid expenses	1,028	992
Inventories	2,648	2,314

Total current assets	14,345	12,716

LONG-TERM ASSETS	42	43

PROPERTY AND EQUIPMENT, NET	470	514

OTHER INTANGIBLE ASSETS, NET	181	195

GOODWILL	4,676	4,676

Total assets	$19,714	$18,144

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CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	March 31, 2017	December 31, 2016
	(Unaudited)	(Audited)

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long term loans	400	400
Trade payables	5,739	4,601
Employees and payroll accruals	642	677
Deferred revenues	852	680
Accrued expenses and other liabilities	221	259

Total current liabilities	7,854	6,617

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	2,650	2,734
Accrued severance pay	205	194
Deferred gain	9	15

Total long-term liabilities	2,864	2,943

SHAREHOLDERS’ EQUITY	8,996	8,584

Total liabilities and shareholders’ equity	$19,714	$18,144

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RECONCILIATION OF NON-GAAP FINANCIAL RESULTS

(U.S. dollars in thousands)

	Three months ended March 31,		Year ended December 31,
	2017	2016	2016
	(Unaudited)		(Unaudited)

Net Income as reported	$147	$220	$360

Adjustments:
Amortization of intangible assets	14	30	64
Stock based compensation	17	34	147
Acquisition expenses	-	30	-
Total Adjustments	$31	$94	$211
Net Income on a Non-GAAP basis	$178	$314	$571

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CONDENSED CONSOLIDATED EBITDA

(U.S. dollars in thousands)

	Three months ended March 31,		Year ended December 31,
	2017	2016	2016
Operating income	$238	$302	$706
Add:
Amortization of intangible assets	14	30	64
Stock based compensation	17	34	147
Depreciation	46	47	184
EBITDA	$315	$413	$1,101

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SEGMENT INFORMATION

(U.S. dollars in thousands)

	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated
	Three months ended March 31, 2017				Three months ended March 31, 2016

Revenues	$3,311	$3,816	$(63)	$7,064	$3,450	$4,618	$(1)	$8,067

Gross profit	$784	$664	$-	$1,448	$812	$739	$-	$1,551

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